SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Rule 12g-4 (a) (1) (i)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) (ii)
Rule 12h-3 (b) (1) (i)
Rule 12g-4 (a) (2) (ii)
Rule 12g-4 (a) (2) (i)
Rule 12h-3 (b) (1) (ii)
Rule 12h-3 (b) (2) (i)
Rule 12h-3 (b) (2) (ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date: Twenty-eight (28)

X
(Exact name of registrant as specified in its charter)
Commission File Number:
333-133985-25
Lehman Mortgage Trust
Mortgage Pass-Through Certificates, Series 2006-8
None
Date:
(Signature)
Ellen Kiernan
Senior Vice President
Ellen Kiernan
/s/ :
1/24/2007
Structured Asset Securities Corporation
(Registrant)
745 Seventh Avenue, 7th Floor, New York, New York, 10019, (212) 526-7000
Class:
Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Asset Securities Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Structured Asset Securities Corporation, as depositor for Lehman Mortgage Trust, Mortgage Pass-
Through Certificates, Series 2006-8
1A1 1A2 1A3 2A1
2A2 2A3 2A4 3A1
3A2 4A1 4A2 AP
B1 B2 B3 B4
M R